SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                   FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One)

            [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1998

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]


                 For the transition period from.......to.......


                          Commission file number 1-1228




                  Employee Investment Plan of Stone & Webster,
                   Incorporated and Participating Subsidiaries
                            (Full title of the Plan)




                          Stone & Webster, Incorporated
                 245 Summer Street, Boston, Massachusetts 02210
                                 (617) 589-5111
             (Name of issuer of the securities held pursuant to the
             Plan and the address of its principal executive office)

                              REQUIRED INFORMATION


The Statements of Net Assets Available for Benefits With Fund Information of the Plan as of December 31, 1998 and 1997, and the related Statement of Changes in Net Assets Available for Benefits With Fund Information, and supplemental schedules for the year ended December 31, 1998, together with the Report and Consent of Independent Accountants, are attached and filed herewith.


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                  EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER,
                  INCORPORATED AND PARTICIPATING SUBSIDIARIES



                  By  /S/  JAMES P. JONES
                      -----------------------------------------
                      James P. Jones
                      Secretary of the Committee under the Plan


Date:  June 29, 1999

                            EMPLOYEE INVESTMENT PLAN
                         of STONE & WEBSTER, INCORPORATED
                         and PARTICIPATING SUBSIDIARIES

                          INDEX OF FINANCIAL STATEMENTS
                           and SUPPLEMENTAL SCHEDULES


                                                                         Pages

Report of Independent Accountants                                          4

Financial Statements:
  Statement of Net Assets Available for Benefits With
    Fund Information as of December 31, 1998                              5-6

  Statement of Net Assets Available for Benefits With
    Fund Information as of December 31, 1997                               7

  Statement of Changes in Net Assets Available for Benefits
    With Fund Information for the Year Ended December 31, 1998            8-9

  Notes to Financial Statements                                          10-14

Supplemental Schedules:
  Schedule of Assets Held for Investment Purposes at
    December 31, 1998 (Form 5500, Line 27a)                               15

  Schedule of Reportable Transactions for the Year Ended
    December 31, 1998 (Form 5500, Line 27d)                               16

  Schedule of Nonexempt Transactions for the Year Ended
    December 31, 1998 (Form 5500, Line 27e)                               17

Exhibits:
  Exhibit 1
    Consent Of Independent Accountants                                    18

                        REPORT OF INDEPENDENT ACCOUNTANTS

                                    ________

To the Participants and Committee under the Employee Investment Plan of Stone & Webster,
Incorporated and Participating Subsidiaries:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on the accompanying index on page 3 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    /S/     PricewaterhouseCoopers LLP

Boston, Massachusetts
June 3, 1999

           EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                               December 31, 1998
                     (All dollar amounts are in thousands)

                                                                         Participant-Directed
                                       --------------------------------------------------------------------------------------------
                                                           Stone &   Putnam                           The                Putnam
                                       Stone &             Webster   OTC &      Putnam                George    Putnam   Asset
                                       Webster   Putnam    Stable    Emerging   S&P 500   Putnam      Putnam    Global   Allocation:
                                       Stock     Voyager   Value     Growth     Index     Investors   Fund of   Growth   Growth
                                       Fund      Fund      Fund      Fund       Fund      Fund        Boston    Fund     Fund
                                       -------   -------   -------   -------    -------   ---------   -------   ------   ----------
Assets:
Investments at fair value (Note 2):
 Stone & Webster, Incorporated
  Common Stock (1,392,131 shares,
  cost $40,466)                        $14,489
 Shares of registered investment
  companies:
   Putnam Voyager Fund (4,349,309
    shares, cost $74,515)                        $96,903
   Putnam OTC & Emerging Growth
    Fund (3,605,468 shares, cost
    $53,693)                                                         $62,663
   Putnam Investors Fund (1,661,655
    shares, cost $20,189)                                                                 $24,692
   The George Putnam Fund of Boston
     (966,118 shares, cost $17,557)                                                                   $17,467
   Putnam Global Growth Fund
    (674,072 shares, cost $7,949)                                                                               $8,520
   Putnam Asset Allocation:
    Growth Fund (21,560 shares,
     cost $271)                                                                                                          $295
    Balanced Fund (27,332 shares,
     cost $318)
    Conservative Fund (60,801
     shares, cost $614)
    Putnam Growth and Income
     Fund II (41,213 shares,
     cost $568)
    Putnam Income Fund (153,163
     shares, cost $1,057)
 Shares of collective investment
  trusts:
   Putnam S&P 500 Index Fund
   (649,640 shares, cost $15,136)                                               $18,794
 Money market funds:
  The Boston Company:
   Short Term Investment Fund                              $11,700
   Pooled Employee Funds Daily
    Liquidity Fund                           1
 Guaranteed investment contracts
  (cost $66,679) (Note 4)                                   66,893
 Loans Receivable
Receivables:
 Due from broker for securities sold        13
                                       -------   -------   -------    -------   -------   -------     -------   ------   ----
Total Assets                            14,503    96,903    78,593     62,663    18,794    24,692      17,467    8,520    295
                                       -------   -------   -------    -------   -------   -------     -------   ------   ----
Liabilities:
 Due to broker for securities
  purchased                                  4
 Administrative expenses payable                                42
                                       -------   -------   -------    -------   -------   -------     -------   ------   ----
Total Liabilities                            4                  42
                                       -------   -------   -------    -------   -------   -------     -------   ------   ----
Net Assets Available for Benefits      $14,499   $96,903   $78,551    $62,663   $18,794   $24,692     $17,467   $8,520   $295
                                       =======   =======   =======    =======   =======   =======     =======   ======   ====

   The accompanying notes are an integral part of these financial statements.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                   (CONTINUED)
                                December 31, 1998
                      (All dollar amounts are in thousands)

                                                                                                     Non-
                                                                                                     Participant-
                                                            Participant-Directed                     Directed
                                         ---------------------------------------------------------   ------------
                                         Putnam        Putnam
                                         Asset         Asset           Putnam
                                         Allocation:   Allocation:     Growth &   Putnam             Stone &
                                         Balanced      Conservative    Income     Income   Loans     Webster
                                         Fund          Fund            Fund II    Fund     Account   Stock Fund     Total
                                         ----------    ------------    --------   ------   -------   ----------     ---------
Assets:
Investments at fair value (Note 2):
 Stone & Webster, Incorporated
  Common Stock (1,392,131 shares,
  cost $40,466)                                                                                      $31,799        $ 46,288
 Shares of registered investment
  companies:
   Putnam Voyager Fund (4,349,309
    shares, cost $74,515)                                                                                             96,903
   Putnam OTC & Emerging Growth
    Fund (3,605,468 shares, cost
    cost $53,693)                                                                                                     62,663
   Putnam Investors Fund (1,661,655
    shares, cost $20,189)                                                                                             24,692
   The George Putnam Fund of Boston
    (966,118 shares, cost $17,557)                                                                                    17,467
   Putnam Global Growth Fund
    (674,072 shares, cost $7,949)                                                                                      8,520
   Putnam Asset Allocation:
     Growth Fund (21,560 shares,
      cost $271)                                                                                                         295
     Balanced Fund (27,332 shares,
      cost $318)                         $328                                                                            328
     Conservative Fund (60,801
      shares, cost $614)                               $632                                                              632
     Putnam Growth and Income
      Fund II (41,213 shares,
      cost $568)                                                       $575                                              575
     Putnam Income Fund (153,163
      shares, cost $1,057)                                                        $1,061                               1,061
 Shares of collective investment
  trusts:
   Putnam S&P 500 Index Fund
    (649,640 shares, cost $15,136)                                                                                    18,794
 Money market funds:
  The Boston Company:
   Short Term Investment Fund                                                                                         11,700
   Pooled Employee Funds Daily
    Liquidity Fund                                                                                         4               5
 Guaranteed investment contracts
  (cost $66,679) (Note 4)                                                                                             66,893
 Loans Receivable                                                                          $5,295                      5,295
Receivables:
 Due from broker for securities sold                                                                      29              42
                                         ----          ----            ----       ------   ------    -------        --------
Total Assets                              328           632             575        1,061    5,295     31,832         362,153
                                         ----          ----            ----       ------   ------    -------        --------
Liabilities:
 Due to broker for securities
  purchased                                                                                                9              13
 Administrative expenses payable                                                                                          42
                                         ----          ----            ----       ------   ------    -------        --------
Total Liabilities                                                                                          9              55
                                         ----          ----            ----       ------   ------    -------        --------
Net Assets Available for Benefits        $328          $632            $575       $1,061   $5,295    $31,823        $362,098
                                         ====          ====            ====       ======   ======    =======        ========

   The accompanying notes are an integral part of these financial statements.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                December 31, 1997
                      (All dollar amounts are in thousands)

                                                                                                              Non-
                                                                                                              Participant-
                                                         Participant-Directed                                 Directed
                           ---------------------------------------------------------------------------------  ------------
                                             Stone &  Putnam                        The      The
                           Stone &           Webster  OTC &     Putnam              George   Putnam
                           Webster  Putnam   Stable   Emerging  S&P 500  Putnam     Putnam   Global           Stone &
                           Stock    Voyager  Value    Growth    Index    Investors  Fund of  Growth  Loans    Webster
                           Fund     Fund     Fund     Fund      Fund     Fund       Boston   Fund    Account  Stock Fund    Total
                           -------  -------  -------  --------  -------  ---------  -------  ------  -------  -----------   --------
Assets:
Investments, at fair value:
 Stone & Webster,
  Incorporated Common
  Stock (1,485,209
  shares, cost $42,010)    $23,513        -        -        -        -         -          -       -       -   $46,106       $ 69,619
 Shares of registered
  investment companies:
   Putnam Voyager Fund
    (4,809,717 shares,
    cost $79,193)                -  $92,779        -        -        -         -          -       -       -         -         92,779
   Putnam OTC & Emerging
    Growth Fund (4,371,958
    shares, cost $64,300)        -        -        -  $70,782        -         -          -       -       -         -         70,782
   Putnam Investors Fund
    (1,156,353 shares,
    cost $12,885)                -        -        -        -        -   $13,037          -       -       -         -         13,037
   The George Putnam Fund
    of Boston (862,411
    shares, cost $15,483)        -        -        -        -        -         -    $15,571       -       -         -         15,571
   The Putnam Global
    Growth Fund (542,986
    shares, cost $6,454)         -        -        -        -        -         -          -  $5,484       -         -          5,484
 Shares of collective
  investment trusts:
   Putnam S&P 500 Index
    Fund (437,082 shares,
    cost $8,981)                 -        -        -        -   $9,865         -          -       -       -         -          9,865
 Money market funds:
   Short Term Investment
    Fund                         -        -   $6,077        -        -         -          -       -       -         -          6,077
   Daily Liquidity Fund          6        -        -        -        -         -          -       -       -        14             20
 Guaranteed investment
  contracts (cost
   $69,768) (Note 4)             -        -   69,768        -        -         -          -       -       -         -         69,768
 Loans Receivable                -        -        -        -        -         -          -       -  $5,670         -          5,670
Receivables:
 Participants'
  contributions                  1        -        -        -        -         -          -       -       -         -              1
Due from broker for
 securities sold                22        -      238        -        -         -          -       -       -         -            260
                           -------  -------  -------  -------   ------   -------    -------  ------  ------   -------       --------
Total Assets                23,542   92,779   76,083   70,782    9,865    13,037     15,571   5,484   5,670    46,120        358,933
                           -------  -------  -------  -------   ------   -------    -------  ------  ------   -------       --------
Liabilities:
 Due to broker for
  securities purchased          11        -        -        -        -        40         39       -       -         -             90
 Administrative expenses
  payable                        -        -       42        -        -         -          -       -       -         -             42
                           -------  -------  -------  -------   ------   -------    -------  ------  ------   -------       --------
Total Liabilities               11        -       42        -        -        40         39       -       -         -            132
                           -------  -------  -------  -------   ------   -------    -------  ------  ------   -------       --------
Net Assets Available for
 Benefits                  $23,531  $92,779  $76,041  $70,782   $9,865   $12,997    $15,532  $5,484  $5,670   $46,120       $358,801
                           =======  =======  =======  =======   ======   =======    =======  ======  ======   =======       ========

                              The accompanying notes are an integral part of these financial statements.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      For the Year Ended December 31, 1998
                      (All dollar amounts are in thousands)


                                                                        Participant-Directed
                                     -----------------------------------------------------------------------------------------------
                                                          Stone &   Putnam                           The                 Putnam
                                     Stone &              Webster   OTC &      Putnam                George    Putnam    Asset
                                     Webster    Putnam    Stable    Emerging   S&P 500   Putnam      Putnam    Global    Allocation:
                                     Stock      Voyager   Value     Growth     Index     Investors   Fund of   Growth    Growth
                                     Fund       Fund      Fund      Fund       Fund      Fund        Boston    Fund      Fund
                                     -------    -------   -------   --------   -------   ---------   -------   -------   -----------
Additions to net assets
 attributed to:
  Investment income
   Net appreciation in fair value
    of investments                              $13,759             $ 4,920    $ 3,523   $ 5,020     $    85   $1,432    $ 28
   Interest                          $     1          -                   -          -         -           -        -       -
   Dividends                             257      6,456   $ 5,039     1,980          -       608       1,698      257       9
                                     -------    -------   -------   -------    -------   -------     -------   ------    ----
                                         258     20,215     5,039     6,900      3,523     5,628       1,783    1,689      37
                                     -------    -------   -------   -------    -------   -------     -------   ------    ----
 Contributions:
  Participants' (Notes 3 and 4)          955      5,061     2,382     3,885      1,963     2,078       1,469    1,161       5
  Employer's (Notes 3 and 4)               -          -         -         -          -         -           -        -       -
                                     -------    -------   -------   -------    -------   -------     -------   ------    ----
                                         955      5,061     2,382     3,885      1,963     2,078       1,469    1,161       5
                                     -------    -------   -------   -------    -------   -------     -------   ------    ----
     Total additions                   1,213     25,276     7,421    10,785      5,486     7,706       3,252    2,850      42
                                     =======    =======   =======   =======    =======   =======     =======   ======    ====

Deductions from net assets
 attributed to:
  Net depreciation in fair value
   of investments                      7,191
  Benefits paid to participants        1,618     10,586    14,071     6,856      1,382     2,069       2,016      620       1
  Administrative expenses                  -          -        42         -          -         -           -        -       -
                                     -------    -------   -------   -------    -------   -------     -------   ------    ----
     Total deductions                  8,809     10,586    14,113     6,856      1,382     2,069       2,016      620       1
                                     =======    =======   =======   =======    =======   =======     =======   ======    ====

Net increase prior to interfund
 transfers                            (7,596)    14,690    (6,692)    3,929      4,104     5,637       1,236    2,230      41
Interfund transfers                   (1,436)   (10,566)    9,202   (12,048)     4,825     6,058         699      806     254
                                     -------    -------   -------   -------    -------   -------     -------   ------    ----
Net increase (decrease)               (9,032)   $ 4,124   $ 2,510   $(8,119)   $ 8,929   $11,695     $ 1,935   $3,036    $295

Net assets available for benefits:
  Beginning of year                   23,531     92,779    76,041    70,782      9,865    12,997      15,532    5,484       -
                                     -------    -------   -------   -------    -------   -------     -------   ------    ----
  End of year                        $14,499    $96,903   $78,551   $62,663    $18,794   $24,692     $17,467   $8,520    $295
                                     =======    =======   =======   =======    =======   =======     =======   ======    ====


   The accompanying notes are an integral part of these financial statements.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                   (CONTINUED)

                      For the Year Ended December 31, 1998
                      (All dollar amounts are in thousands)


                                                                                                  Non-
                                                                                                  Participant
                                                        Participant-Directed                      Directed
                                      ---------------------------------------------------------   -----------
                                      Putnam        Putnam
                                      Asset         Asset          Putnam                         Stone &
                                      Allocation:   Allocation:    Growth &   Putnam              Webster
                                      Balanced      Conservative   Income     Income    Loans     Stock
                                      Fund          Fund           Fund II    Fund      Account   Fund          Total
                                      -----------   ------------   --------   ------    -------   --------      --------
Additions to net assets
 attributed to:
  Investment income
   Net appreciation in fair value
    of investments                    $ 11          $ 23           $ 16                                         $ 28,817
   Interest                              -             -              -            -    $  476    $      2           479
   Dividends                             6            16             42       $   14         -         604        16,986
                                      ----          ----           ----       ------    ------    --------      --------
                                        17            39             58           14       476         606        46,282
                                      ----          ----           ----       ------    ------    --------      --------
 Contributions:
  Participants' (Notes 3 and 4)          7            11             12           12         -           -        19,001
  Employer's (Notes 3 and 4)             -             -              -            -         -       1,984         1,984
                                      ----          ----           ----       ------    ------    --------      --------
                                         7            11             12           12         -       1,984        20,985
                                      ----          ----           ----       ------    ------    --------      --------
     Total additions                    24            50             70           26       476       2,590        67,267
                                      ====          ====           ====       ======    ======    ========      ========

Deductions from net assets
 attributed to:
  Net depreciation in fair value
   of investments                                                             $    2              $ 12,275      $ 19,468
  Benefits paid to participants                     $ 35           $  2           26    $  566       4,612        44,460
  Administrative expenses                              -              -            -         -           -            42
                                      ----          ----           ----       ------    ------    --------      --------
     Total deductions                    -            35              2           28       566      16,887        63,970
                                      ====          ====           ====       ======    ======    ========      ========

Net increase prior to interfund
 transfers                              24            15             68           (2)      (90)    (14,297)        3,297
Interfund transfers                    304           617            507        1,063      (285)          -             -
                                      ----          ----           ----       ------    ------    --------      --------
Net increase (decrease)                328           632            575        1,061      (375)    (14,297)        3,297

Net assets available for benefits:
  Beginning of year                      -             -              -            -     5,670      46,120       358,801
                                      ----          ----           ----       ------    ------    --------      --------
  End of year                         $328          $632           $575       $1,061    $5,295    $ 31,823      $362,098
                                      ====          ====           ====       ======    ======    ========      ========


   The accompanying notes are an integral part of these financial statements.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED

                         AND PARTICIPATING SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                      (All dollar amounts are in thousands)

(1)  Plan Description:

General:

The following description of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Employee Savings Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Original Plan") was created by action of the Board of Directors of Stone & Webster, Incorporated on September 17, 1969 and by the Board of Directors of certain subsidiaries of Stone & Webster, Incorporated (the "Participating Subsidiaries") on various dates subsequent thereto. Stone & Webster, Incorporated and the Participating Subsidiaries are collectively referred to herein as the "Participating Companies". The Original Plan became effective January 1, 1970. The Original Plan was approved by the stockholders of Stone & Webster, Incorporated (the "Company") at the annual meeting of stockholders of the Company held on May 14, 1970 and subsequent thereto has been amended from time to time. As of July 1, 1983, the Original Plan was amended and restated and the name was changed to the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan").

The Plan is a voluntary defined contribution plan covering eligible employees of the Participating Companies. During 1998, the Plan was amended to allow employees to participate in the Plan on the first day of the month following their date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The objectives of the Plan are (1) to enable employees to accumulate income and capital by means of their own regular savings augmented by contributions by the Participating Companies, (2) to encourage ownership by employees of the common stock of the Company, thereby strengthening their interest in its progress and (3) to attract and retain capable personnel. There were approximately 3,800 and 3,200 employee participants at December 31, 1998 and 1997, respectively.

The Plan is administered through the trustee and by a committee consisting of directors of the Company, a majority of whom are outside directors (the "Committee"). The trustee under the Plan is Putnam Fiduciary Trust Company ("Putnam"), Putnam Place, 859 Willard Street, Quincy, Massachusetts 02269. Putnam serves as the single provider of trusteeship, investment management, recordkeeping and other related services for the Plan.

Contributions:

Contributions are held by the trustee and accumulated in separate participant accounts. Each participant may have contributed on his or her behalf an amount equal to up to 15% of compensation received from a Participating Company for qualified employment, including payments made under any established plan providing for incentive compensation, but excluding special or extra compensation and bonuses, on a before-tax basis as a salary reduction investment contribution under Section 401(k) of the Internal Revenue Code ("IRC") or may contribute the same as an after-tax investment contribution under Section 401(a) of the IRC. The total of before-tax and after-tax contributions may not exceed 15% of eligible compensation. All participant contributions are made by payroll deduction. A participant may modify his or her before-tax and after-tax contributions, including suspension of contributions, as of the first day of any month.

The aggregate before-tax investment contributions and aggregate of all other investment contributions in any year are subject to certain limitations necessary to comply with the IRC. In order to prevent such limitations from being exceeded, the Committee under the Plan may limit the percentage or amount of compensation which may be contributed by or on behalf of certain highly compensated employees as after-tax or before-tax investment contributions. Under the IRC, before-tax contributions to qualified cash or deferred arrangements are not included in the employee's gross income for that year. The employee's liability for income tax on such contributions is deferred until such contributions are withdrawn from the Plan.

Concurrent with the payment to the trustee of the contribution made by or on behalf of the participant, a Participating Company will voluntarily pay to the trustee for such participant's company accounts an amount equal to 25% of the first 5% of the compensation contributed by or on behalf of the employee, such contribution being hereinafter referred to as the "matching" contribution. Other additional Participating Company contributions may, at the discretion of the Board of Directors of the Company, be paid on or about the end of the calendar year to the trustee for the Company accounts of each then active member.

Under the terms of the Plan, forfeitures are used to reduce subsequent Company contributions. Employer contributions reflect a reduction of $354 for the year ended December 31, 1998 for forfeitures as described in Article IV of the Plan.

Vesting:

Plan earnings and losses are allocated to participant accounts relative to the participant's account balance in each respective fund.

Employees are always fully vested in their before-tax and after-tax investment accounts and in the Company matching contributions on the first 1% of their investments. The Company matching contributions on the next 4% of employee investments vest upon completion of five years of service, or, earlier upon death, disability or attainment of age 65.

Investment Options:

There are thirteen investment funds established pursuant to the Plan as of December 31, 1998 (eight investment funds as of December 31, 1997): (1) Stone & Webster Stock Fund (3,940 participant accounts), invested by the trustee solely in common stock of the Company; (2) the Putnam Voyager Fund (2,955 participant accounts), invested in a mutual fund consisting primarily of a portfolio of stocks of small to medium-sized companies with the potential for above-average sales and earnings growth and larger, well-established companies that show near-term growth potential; (3) the Stone & Webster Stable Value Find (2,270 participant accounts), invested primarily in a portfolio consisting of guaranteed investment contracts as well as U.S. Treasury and government agency securities, mortgage-backed securities, derivative instruments, and other debt securities including corporate bonds that are wrapped by a third party to provide benefit-responsive payments, if needed; (4) the Putnam OTC & Emerging Growth Fund (2,552 participant accounts) invested in a mutual fund consisting primarily of a portfolio of common stocks of small to medium-sized companies that have potential for capital appreciation greater than market averages; (5) the Putnam S&P 500 Index Fund (1,169 participant accounts), invested in a collective income trust that invests in the 500 stocks that make up the Standard & Poor's 500 Composite Index; (6) the Putnam Investors Fund (1,264 participant accounts), invested in a mutual fund consisting primarily of a portfolio of stocks of larger, well-established companies; (7) The George Putnam Fund of Boston (973 participant accounts), invested in a mutual fund consisting primarily of a portfolio of stocks and bonds that seek to produce both capital growth and current income; (8) the Putnam Global Growth Fund (896 participant accounts), invested in a mutual fund consisting primarily of a portfolio of U.S. and international common stocks; (9) the Putnam Growth & Income Fund II (56 participant accounts), invested in a mutual fund consisting primarily in "bargain stock" - attractively priced, dividend paying stocks of large and mid-size companies that offer the potential for a total return; (10) the Putnam Income Fund (64 participant accounts), invested in a mutual fund consisting primarily of a portfolio of quality corporate and government bonds that pay a rate of interest in regularly scheduled payments; (11) the Putnam Asset Allocation Growth Portfolio (26 participant accounts), invested primarily in a portfolio of strategic allocation of both equity and fixed income investments, the equity class invests primarily in growth and value stocks, fixed income class invests primarily of fixed income investments, including both U.S. and foreign government obligations and corporate obligations; (12) the Putnam Asset Allocation Balanced Portfolio (23 participant accounts), invested primarily in a portfolio of strategic allocation of both equity and fixed income investments, the equity class invests primarily in growth and value stocks, fixed income class invests primarily of fixed income investments, including both U.S. and foreign government obligations and corporate obligations; (13) the Putnam Asset Allocation Conservative Portfolio (27 participant accounts), invested primarily in a portfolio of strategic allocation of both equity and fixed income investments, the equity class invests primarily in growth and value stocks, fixed income class invests primarily of fixed income investments, including both U.S. and foreign government obligations and corporate obligations.

Investment accounts for before-tax and after-tax contributions are maintained for each member; if a member chooses to allocate contributions to more than one Fund, the allocation between Funds within each account must be in multiples of 1% of contributions.

All nonparticipant-directed amounts represent Participating Company matching contributions. All matching contributions will be invested in the Stone & Webster Stock Fund and cannot be transferred out of the Stone & Webster Stock Fund. Purchases of common stock of the Company may be made by the trustee in the open market or from private sources (other than from Directors and Officers of the Company) or from treasury shares or authorized but unissued shares, or such stock may be contributed to the trustee by the Company. It is the understanding of the Company that acquisitions of stock by the trustee for the Stone & Webster Stock Fund have been made in the open market and from another Company qualified plan, the Employee Stock Ownership Plan. No such acquisitions have been made of treasury shares or authorized but unissued shares, nor has any such stock been contributed by the Company to the trustee, to the date hereof. In the event that any common stock of the Company is obtained by the trustee from the Company through purchase or contributions, it is the policy of the Company that such shares be valued for purposes of the Plan at the then current market value of the common stock of the Company. The Stone & Webster Stock Fund comprises participant-directed and nonparticipant-directed amounts. Participant-directed amounts represent employee contributions.

Loans:

The Plan contains a loan provision under which employees may borrow as much as 50% of their vested account balance up to a maximum of fifty thousand dollars. The minimum loan is one thousand dollars. The term of loans is a minimum of one year, with a maximum of five years, or fifteen years if used to purchase a primary residence. The interest rate for loans is the prime rate, as recorded on the first day of the month by The Wall Street Journal, plus 1%. The loans are collateralized by the balance in the participant's account. The interest rate on loans ranged from 8.75% to 9.50% during 1998.

Payment of Benefits:

Upon termination of employment for any reason, employees are entitled to receive the value of their vested accounts as of the date that the recordkeeper receives the completed participant request for distribution. Benefit payments may be deferred by a participant to a date which is not later than the end of the year in which the participant attains age 70. Terminating employees may elect to receive a lump-sum payment or to receive payments in installments over a period not to exceed 10 years. Prior to termination of service, employees may make withdrawals from their after-tax investment accounts. Employees who have attained age 59 1/2 may make withdrawals from their before-tax investment accounts. A member who has not yet attained age 59 1/2 may make withdrawals from his before-tax investment accounts only for reasons of hardship. In April 1998, the Plan eliminated mandatory distributions to active employees over age 70 1/2. Withdrawals may be made as of any daily valuation date.

(2)  Summary of Significant Accounting Policies:

Method of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation:

Investments, exclusive of temporary investments and guaranteed investment contracts, are stated at fair value and are valued at the closing market prices on the last business day of the year. Temporary investments are valued at cost, which approximates fair value as reported by the trustee. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Guaranteed investment contracts, which are fully benefit responsive, are valued at principal plus reinvested interest, at the contract rates, which approximates fair value. Participant loans are valued at cost which approximates fair value.

Security Transactions and Related Investment Income:

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are determined on an average-cost basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Net Appreciation (Depreciation) in the Fair Value of Investments:

The Plan  presents  in the  statement  of changes in net  assets  available  for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Contributions:

Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made.

Payment of Benefits:

Payment of benefits and withdrawals are recorded when paid.

Expenses:

Expenses of the Plan, other than investment management fees which are being paid from the Plan assets, are borne by the Participating Companies.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, credit and, with respect to certain non-U.S. securities, currency and political risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

(3)  Investments:

The following table presents Plan investments held at December 31, 1998 and 1997 that represent 5% or more of the net assets available for benefits:

                                                 December 31,       December 31,
Investments at Fair Value                            1998               1997
-------------------------                        ------------       ------------

Stone & Webster, Incorporated Common Stock         $46,288            $69,619
Putnam Voyager Fund                                 96,903             92,779
Putnam OTC & Emerging Growth Fund                   62,663             70,782
Putnam Investors Fund                               24,692                  -
Putnam S&P 500 Index Fund                           18,794                  -

(4)  Guaranteed Investment Contracts:

The Stable Value Fund is administered so that the interest rate earned on all contributions and transfers is a blended rate, based on the weighted average of the different guaranteed investment contracts and government securities in the fund. This blended rate varies depending on the amounts invested in future years under the various contracts obtained and on the timing of all investments. The blended interest rate in the Stable Value Fund was 6.46% at December 31, 1998 and the average interest rate for the year ended December 31, 1998 was 6.60%. Guaranteed investment contracts are generally referred to as "guaranteed" contracts because the insurance company or other financial institution issuing the contract agrees to pay an amount equal to the contributions, plus interest at a fixed rate for a given period of time. However, contributions are deposited with the contract issuer and become part of its general assets. The obligation of the contract issuer to make the agreed payments is not secured, and it is not insured or guaranteed by any third party. Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of contracts with insurance companies. The Plan is exposed to credit risk in the event of nonperformance by the companies in which those investments are held. The Plan administrator does not anticipate nonperformance by any of the insurance companies. The Plan placed its guaranteed investment contracts with high-credit quality contracts issuers as measured by independent credit rating companies and, by policy, limits the amount of credit exposure to any one issuer.

(5)  Credit Risks

The Plan invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss.

The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Plan investments.

The Plan is subject to risk of loss to the extent of its holdings in these funds.

(6)  Party-In-Interest Transactions:

The Stone & Webster Stock Fund invests in common shares of Stone & Webster, Incorporated, the ultimate parent of the Participating Subsidiaries. As such, these transactions qualify as party-in-interest transactions. The Plan purchased common shares of Stone & Webster, Incorporated amounting to $13,305 and $11,180 during 1998 and 1997, respectively. The Plan sold common shares of Stone & Webster, Incorporated amounting to $42,437 and $22,435 during 1998 and 1997, respectively.

Plan investments include mutual funds and investment portfolios managed by Putnam Investments. Since the Plan's trustee and recordkeeper are entities owned and controlled by Putnam, transactions involving the funds and portfolios qualify as party-in-interest transactions. In addition, loans to participants (employees of the Company) qualify as party-in-interest transactions.

(7)  Tax Status:

The Internal Revenue Service has issued a determination that the Plan, which includes provisions under section 401(k) of the IRC, meets the requirements of section 401(a) of the IRC and therefore is exempt from Federal income taxes under section 501(a) of the IRC.

The Plan obtained its latest determination letter on July 13, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)  Termination and Extension of the Plan:

It is the desire of the Participating Companies that the Plan continue indefinitely. However, the Company reserves the right to modify or terminate the Plan at any time by action of the Board of Directors of the Company (the "Board"). In the event of a termination of the Plan, all employees' company accounts with respect to contributions made by the Participating Companies not theretofore vested will become vested and will be valued as of the end of the calendar quarter following termination. The Trust will continue after termination of the Plan, and will be administered as if the Plan were otherwise in full force and effect. The amounts in members' accounts will be distributed as determined by the Board of Directors of the Company. Also, any Participating Company may, with the consent of the Board of Directors of the Company, at any time, modify or discontinue the Plan as to it or as to any segment of its employees.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

    Form 5500 - Line 27a - Schedule of Assets Held for Investment Purposes at
                                December 31, 1998


                                                                                                                        Current
Identity of Issuer                            Description of Investment                      Shares      Cost           Value
------------------------------------------    ---------------------------------              ---------   ------------   ------------
Stone & Webster, Incorporated**               Common Stock                                   1,392,130   $ 40,466,000   $ 46,288,344
Shares of registered investment companies:
 Putnam Fiduciary Trust Company**             Putnam Voyager Fund                            4,349,309     74,515,000     96,902,597
 Putnam Fiduciary Trust Company**             Putnam OTC & Emerging Growth Fund              3,605,468     53,693,000     62,663,027
 Putnam Fiduciary Trust Company**             Putnam Investors Fund                          1,661,655     20,189,000     24,692,196
 Putnam Fiduciary Trust Company**             The George Putnam Fund of Boston                 966,118     17,557,000     17,467,421
 Putnam Fiduciary Trust Company**             The Putnam Global Growth Fund                    674,072      7,949,000      8,520,268
 Putnam Fiduciary Trust Company**             Putnam Income Fund                               153,163      1,057,000      1,061,423
 Putnam Fiduciary Trust Company**             Putnam Growth & Income Fund II                    41,213        568,000        575,336
 Putnam Fiduciary Trust Company**             Putnam Asset Allocation: Growth Fund              21,559        271,000        295,150
 Putnam Fiduciary Trust Company**             Putnam Asset Allocation: Balanced Fund            27,332        318,000        328,258
 Putnam Fiduciary Trust Company**             Putnam Asset Allocation: Conservative Fund        60,801        614,000        631,722
                                                                                                         ------------   ------------
                                                                                                          176,731,000    213,137,398

Shares of collective investment trusts:
 Putnam Fiduciary Trust Company**             Putnam S&P 500 Index Fund                        649,640     15,136,000     18,794,079
Money market funds:
 The Boston Company                           Pooled Employee Funds Daily Liquidity Fund            --          5,000          4,556
 The Boston Company                           Short-term Investment Fund                            --     11,700,312     11,700,312
                                                                                                         ------------   ------------
                                                                                                           11,705,312     11,704,868

Guaranteed investment contracts:
AIG Life Insurance Company                    Maturity Date: 08/15/02                               --      2,113,266      2,113,266
Allstate Life Ins. Co.                        Maturity Date: 09/30/99                               --      3,934,151      3,934,151
Allstate Life Ins. Co.                        Maturity Date: 06/29/01                               --      1,243,846      1,243,846
Business Men's Assurance                      Maturity Date: 03/30/01                               --      3,537,250      3,537,250
Continental Assurance Companies               Maturity Date: 05/15/01                               --      5,275,780      5,275,780
GE Life & Annuity Assurance Co.               Maturity Date: 03/17/03                               --      2,020,525      2,020,525
GE Life & Annuity Assurance Co.               Maturity Date: 12/16/02                               --      3,138,202      3,138,202
Jackson National Life                         Maturity Date: 06/30/99                               --      2,255,857      2,255,857
John Hancock Mutual Life                      Maturity Date: 09/17/01                               --      2,067,341      2,067,341
Metropolitan Life Insurance Co.               Maturity Date: 12/16/02                               --      1,504,261      1,504,261
Monumental Life Insurance Co.                 Maturity Date: 09/16/02                               --      5,101,812      5,101,812
New York Life                                 Maturity Date: 03/31/00                               --      4,764,987      4,764,987
Northwestern National Life                    Maturity Date: 06/30/99                               --        358,144        358,144
Pacific Life                                  Maturity Date: 02/15/02                               --      4,071,182      4,071,182
Principal Life Insurance Company              Maturity Date: 06/28/01                               --      1,837,791      1,837,791
Protective Life Insurance Co.                 Maturity Date: 12/28/00                               --      3,096,278      3,096,278
Protective Life Insurance Co.                 Maturity Date: 06/17/02                               --      3,034,656      3,034,656
Security Life of Denver                       Maturity Date: 09/16/02                               --      4,032,970      4,032,970
SunAmerica Life Insurance Company             Maturity Date: 06/30/00                               --      6,115,213      6,115,213
The Travelers                                 Maturity Date: 09/29/00                               --      2,374,240      2,374,240
Transamerica Life Insurance and Annuity       Maturity Date: 11/06/01                               --      2,006,665      2,006,665
Transamerica Occidental                       Maturity Date: 09/17/01                               --      3,008,033      3,008,033
                                                                                                         ------------   ------------
                                                                                                           66,892,450     66,892,450

Loans to participants (interest rates
 from 7.0% to 13.0%)**                                                                              --             --      5,294,833
                                                                                                         ------------   ------------
                                                                                                         $310,930,762   $362,111,972


** Party-in-interest to the Plan.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES
         Form 5500 - Line 27d - Schedule of Reportable Transactions for
                        the Year Ended December 31, 1998

        (All dollar amounts, except per share amounts, are in thousands)


                      Description of Asset
                      (Including rate and                                        Expense                       Current
Identity of Party       maturity in case           Purchase   Selling   Lease    Incurred with     Cost of     Value of    Net Gain
Involved (Note 1)          of a Loan)              Price      Price     Rental   Transactions      Asset       Asset       (Loss)
-----------------     --------------------         --------   -------   ------   -------------     -------     --------    --------

Putnam Fiduciary      300 Transactions -
 Trust Company         Putnam OTC &
                       Emerging Growth Fund        $16.684        ---      ---          ---        $19,791     $19,791     $    -

Putnam Fiduciary      425 Transactions -
 Trust Company         Putnam OTC & Emerging
                       Growth Fund                     ---    $17.008      ---          ---        $30,399     $32,830     $2,431

Putnam Fiduciary      380 Transactions -
 Trust Company         Putnam Investors Fund       $13.583        ---      ---          ---        $26,590     $26,590     $    -

Putnam Fiduciary      345 Transactions -
 Trust Company         Putnam Investors Fund           ---    $12.848      ---          ---        $19,286     $19,915     $  629

Putnam Fiduciary      278 Transactions -
 Trust Company         The George Putnam Fund
                       of Boston                   $18.536        ---      ---          ---        $10,541     $10,541     $    -

Putnam Fiduciary      301 Transactions -
 Trust Company         The George Putnam Fund
                       of Boston                       ---    $18.576      ---          ---        $ 8,466     $ 8,690     $  224

Putnam Fiduciary      358 Transactions -
 Trust Company         Putnam Voyager Fund         $20.463        ---      ---          ---        $21,749     $21,749     $    -

Putnam Fiduciary      460 Transactions -
 Trust Company         Putnam Voyager Fund             ---    $20.846      ---          ---        $26,427     $31,384     $4,957

Putnam Fiduciary      324 Transactions -
 Trust Company         Putnam S&P 500 Index Fund   $25.812        ---      ---          ---        $17,017     $17,017     $    -

Putnam Fiduciary      317 Transactions -
 Trust Company         Putnam S&P 500 Index Fund       ---    $25.401      ---          ---        $10,862     $11,611     $  749

Putnam Fiduciary      566 Transactions -
 Trust Company         Stone & Webster Stable
                       Value Fund                    $1.00        ---      ---          ---        $67,698     $67,698     $    -

Putnam Fiduciary      466 Transactions -
 Trust Company         Stone & Webster Stable
                       Value Fund                      ---      $1.00      ---          ---        $65,344     $65,344     $    -



Notes:

1. All orders placed by Putnam Fiduciary Trust Company, trustee under the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries, are party-in-interest transactions.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

        Form 5500 - Line 27e - Schedule of Nonexempt Transactions for the
                          Year Ended December 31, 1998

                      (All dollar amounts are in thousands)


                                    Purchase                            Expenses
Name              Affiliation       Price     Sales Price  Gain/(Loss)  Incurred
---------------   ----------------  --------  -----------  -----------  --------
Stone & Webster,  Ultimate Parent   $13,305   $42,437      $29,132      $    --
Incorporated      of Stone &
Common Stock      Webster,
                  Incorporated
                  Participating
                  Subsidiaries

                       CONSENT OF INDEPENDENT ACCOUNTANTS

                                    ________

We hereby consent to the incorporation by reference in the Registration Statement of Stone & Webster, Incorporated and Participating Subsidiaries on Form S-8 (File No. 333-19829) of our report dated June 3, 1999 relating to the financial statements and supplemental schedules of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries as of December 31, 1998 and 1997, and for the year ended December 31, 1998, which appears in this Form 11-K.



                                    /s/  PricewaterhouseCoopers LLP



Boston, Massachusetts
June 29, 1999

                          STONE & WEBSTER, INCORPORATED
                                245 SUMMER STREET
                           BOSTON, MASSACHUSETTS  02210


                                                             June 29, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                         Re: Annual Report on Form 11-K

Ladies and Gentlemen:

     On behalf of Stone & Webster, Incorporated, a Delaware corporation, we are filing herewith an Annual Report on Form 11-K, for the year ended December 31, 1998, Commission File Number 1-1228, relating to the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries.

     If the Staff has any questions regarding this Form 11-K, please feel free to contact the undersigned at (617) 589-7473.


                                      Very truly yours,


                                      /S/  JOHN P. MCGANN
                                      John P. McGann
                                      Assistant Secretary